Mr. Larry Spirgel

Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 1, 2021

Re:	Future Labs V, Inc.
Post-Qualification Amendment to Offering Statement on Form 1-A filed on January 27, 2021
File No. 024-11065

Dear Mr. Spirgel:

On behalf of Future Labs V, Inc. dba “Graze Mowing” (the “Company”), I hereby request qualification of the above-referenced offering statement at 1:00pm, Eastern Time, on Wednesday, February 3, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ John Vlay

John Vlay

Chief Executive Officer

Future Labs V, Inc.